July 2, 2012

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz, Branch Chief – Legal

Request for Acceleration of HeartWare International, Inc.

Registration Statement on Form S-4 (File No. 333-180988)

Dear Ms. Ravitz:

Pursuant to Rule 461 of Regulation C, we request that the effective date of the Registration Statement on Form S-4 (File No. 333-180988) (the “Registration Statement”) of HeartWare International, Inc. (“HeartWare”), originally filed on April 26, 2012 and the amendments thereto filed on June 12, 2012, June 28, 2012 and July 2, 2012, be accelerated to July 2, 2012, or as soon as possible thereafter.

HeartWare acknowledges that the disclosure in the Registration Statement is the responsibility of HeartWare. HeartWare also represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff of the Commission (the “Staff”), acting pursuant to its delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and HeartWare represents that it will not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HeartWare further acknowledges that the action of the Commission or the Staff, acting pursuant to its delegated authority, in declaring the filing effective does not relieve HeartWare from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

[Signature Page Follows]

205 Newbury Street, Suite 101, Framingham, MA 10701 USA    T 508.739.0873    F 508.739.0948    www.heartware.com

Very truly yours,

HEARTWARE INTERNATIONAL, INC.

By:
	Name:	Lawrence J. Knopf
	Title:	Senior Vice President and General Counsel

cc:	Robert M. Katz, Shearman & Sterling LLP
Sean J. Skiffington, Shearman & Sterling LLP
Barbara Borden, Cooley LLP
Mark Weeks, Cooley LLP
Jay Mumford, Division of Corporate Finance, Securities and Exchange Commission